CrowdGather, Inc.
20300 Ventura Blvd. Suite 330
Woodland Hills, California 91364

September 18, 2014

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Mitchell Austin

Re:              CrowdGather, Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
Filed September 5, 2014
File No. 333-173165

Dear Mr. Austin:

In response to your letter dated September 8, 2014, regarding the Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (“Form S-1”) of CrowdGather, Inc. (the “Company”), filed with the Securities and Exchange Commission (“Commission”) on September 5, 2014, the Company filed Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”) on or about the date of this letter.  The Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1. Please tell us how you evaluated the significance of your acquisition of Plaor, Inc. pursuant to Rule 8-04 of Regulation S-X. To the extent this acquisition is significant, please revise to include the financial statements required by Rule 8-04. In this regard, it appears you may be required to file the audited annual financial statements of Plaor for the fiscal years ended January 31, 2014 and 2013, as well as the unaudited financial statements for the quarterly period ended April 30, 2014.

Response:  The Company had previously made a determination that the acquisition of Plaor, Inc. (“Plaor”) was significant. Accordingly, the Company included audited annual financial statements of Plaor for the fiscal years ended January 31, 2014 and 2013 in its Current Report on Form 8-K which was filed with the Commission on May 20, 2014. The Company has revised its disclosure in Amendment No. 5 to include audited annual financial statements of Plaor for the fiscal years ended April 30, 2014 and 2013. The Company has also updated Amendment No. 5 to include consolidated financial statements for the three months ended July 31, 2014 and 2013, which were included in the Company’s Quarterly Report on Form 10-Q filed on September 16, 2014.

Selling Shareholders, page 17

2. Please revise the second column of the selling shareholder table to reflect the number of shares each selling shareholder currently owns. In this regard, please note that shares issuable pursuant to the exercise of warrants should not be included in this column.

Response:  The Company has revised the second column of the selling shareholder table to reflect the number of shares each selling shareholder currently owns.

The Company hereby acknowledges that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter and Amendment No. 5 adequately address the issues raised in your letter.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

CrowdGather, Inc.

/s/ Sanjay Sabnani
Sanjay Sabnani
Chief Executive Officer